

January 29, 2010

Mr. Jeff Bradley
Chief Executive Officer
Globe Specialty Metals, Inc.
One Penn Plaza
250 West 34th Street, Suite 2514
New York, NY 10119

      Re: **Globe Specialty Metals, Inc.**
                    Form 10-K for the Fiscal Year Ended June 30, 2009
                    Filed October 5, 2009
                    Form 10-Q for the Quarterly Period Ended September 30, 2009
                    Filed November 16, 2009
                    File No. 1-34420

Dear Mr. Bradley:

      We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Other Intangibles, page 28

1.   We note that you consider the testing of goodwill and intangible assets for impairment to be a critical accounting policy. In addition, we note you impaired

all of the goodwill in your Solsil reporting unit in fiscal 2009. Please tell us the percentage by which the fair value of your other reporting units with remaining goodwill exceeded the carrying value as of the date of your most recent test. Additionally, in future filings, please expand your disclosure relating to such testing for any reporting unit that does not have a fair value substantially in excess of its carrying value, to address the following points, which we would regard as consistent with the guidance in Item 303(a)(3)(ii) of Regulations S-K.

(a)   The percentage by which the fair value of your reporting units exceeded the carrying values as of the date of the most recent test.

(b)   The amount of goodwill allocated to each reporting unit.

(c)   A description of the method and key assumptions used to measure the fair value of each reporting unit also indicating how the key assumptions were determined.

(d)   To the extent possible, specific details about the degree of uncertainty associated with key assumptions used to measure the fair value of each reporting unit.

(e)   A description of potential events and changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to measure the fair value of each reporting unit.

(f)   Any additional information that you believe would offer greater precision about the amount and likelihood of potential impairment.

(g)   If you believe that a material impairment charge would be unlikely even if step one of the impairment test failed, disclose the basis for your view.

If you conclude and disclose either that no material amount of goodwill exists at *reporting units which are at risk* of failing step one of the impairment test, or that there is no such risk for any of your reporting units, we would not regard disclosure of the information outlined in the various points above to be necessary.

Elements of our Executive Compensation Arrangements, pages 56-57

2.   Once you implement compensation plans "that tie a substantial portion of our executives' overall compensation to the achievement of corporate performance objectives," ensure that you provide all the disclosure that Item 402 of Regulation S-K requires, including quantification of applicable performance targets, if any. Also refer to Instruction 4 to Item 402(b) in that regard.

3.   We note the statement that the Compensation Committee will determinate cash bonuses "based on determinations of performance, as well as factors such as the achievement of milestones and financial factors." Describe all such material factors considered. See, for example, Item 402(b)(2)(v), (b)(2)(vi), and (b)(2)(vii) of Regulation S-K.

4.   Throughout your discussion, you mention that you generally seek to establish certain elements of your executive compensation at levels commensurate to that paid to officers serving in similar roles at "comparable companies".   Please identify these companies and explain in sufficient detail your basis for determining that these companies are comparable. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

5.   In addition, if you have benchmarked different elements of your compensation against different comparable groups, please identify the companies that comprise each such group.

6.   Notwithstanding your disclosure that certain compensation elements are set forth in each executive officer's employment agreement, discuss how the compensation data from the comparable companies influenced the compensation paid. For example, disclose whether you set the compensation (or elements thereof) of your executive officers within a specified range of such compensation of your comparable group, and if so, where your compensation fell within such range. We note, for example, your disclosure that the "compensation levels of chief executive officers at comparable companies" was a consideration in awarding the $5 million discretionary bonus to Mr. Kestenbaum in December 2008. It is unclear whether the discretionary bonus was intended to place his total compensation within a particular range of the amounts paid to chief executive officers at such companies.

Note 18 Commitments and Contingencies

h. Deferred Revenue, page 112

7.   You disclose that "The customer is required to pay for delivered material within 30 days from the date the material is placed in our warehouse." Please tell us when you received payment from your customer for the deferred revenue recorded at June 30, 2009. In addition, please describe to us the specific performance obligation(s) that preclude your recognition of revenue, and tell us how you satisfied those obligation(s) at September 30, 2009 such that you were

able to recognize approximately $0.5 million of your deferred revenue at that date.

Exhibits 31.1 through 31.3

8.   Please confirm to us that, in future filings, your certifications will appear exactly as set forth in Item 601(b)(31) of Regulation S-K. We note in particular that paragraph 4(d) should include the parenthetical language "(the registrant's fourth fiscal quarter in the case of an annual report)."

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 30

9.   We note you entered into various transactions with Dow Corning Corporation on November 5, 2009. Please tell us how you considered providing a discussion of how the sale of the 49% interest in the joint venture and the decrease in the current supply contract will impact your results of operations, liquidity and cash flows. Refer to Item 303 of Regulation S-K for additional guidance.

10.   We also note the pro forma financial information you filed via Form 8-K on November 12, 2009 depicts the impact of the sale of 100% of your interests in Globe Metais on your financial condition and results of operations. Please tell us how you also considered discussing within MD&A the impact of this transaction on your liquidity and cash flows.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director